UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

FORM 11-K

________________________________

(Mark One)

      ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

      ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission File No.: 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC INDUSTRIAL  DIRECT  CO., INC.

75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2020 AND 2019 AND YEAR ENDED DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of the MSC Industrial Direct 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Jericho, NY

June 29, 2021

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$136	$120

Investments, at fair value:
Mutual funds	504,242,217	426,170,429
Common collective trusts	65,845,741	57,604,176
MSC Industrial Direct Co., Inc. Common Stock	14,389,160	11,925,739
Total investments, at fair value	584,477,118	495,700,344

Receivables:
Employer contributions	97,451	366,402
Participant contributions	22,230	-
Notes receivable from participants	11,055,399	11,926,933
Total receivables	11,175,080	12,293,335
Total Assets	595,652,334	507,993,799

Liabilities
Excess contributions payable	333,970	349,112
Total Liabilities	333,970	349,112

Net assets available for benefits	$595,318,364	$507,644,687

See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2020
Additions
Additions to net assets attributed to:

Net appreciation in fair value of investments	$82,753,673
Interest and dividend income from investments	21,173,431
Interest income on notes receivable from participants	626,968

Contributions:
Participants	25,206,475
Employer, net of forfeitures	4,960,592
Rollovers	2,880,190

Total contributions	33,047,257

Total additions	137,601,329

Deductions
Deductions from net assets attributed to:

Benefits paid to participants	49,880,652
Administration fees and other	47,000

Total deductions	49,927,652

Net increase in net assets	87,673,677

Net assets available for benefits:
Beginning of year	507,644,687

End of year	$595,318,364
See accompanying notes to the financial statements.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan document), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Participation and Contributions

The Plan is funded by employee and employer contributions.  Participants may elect to make pre-tax or Roth after-tax (“Roth”) contributions of between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $19,500 during 2020.  In addition, the Plan permits catch-up contributions of $6,500 by participants who have attained age 50 by December 31 of each year.  Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax, Roth and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan.  Participants may currently direct contributions into 26 mutual funds and 2 common collective trusts.  Additionally, participants may direct contributions into the purchase of the Company’s Class A Common Stock.

The Employer (as defined in the Plan Document) may make a discretionary matching contribution to Plan accounts of eligible participants.  From January 1, 2020 to April 12, 2020, the Employer made a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax and Roth contributions. This discretionary matching contribution was temporarily suspended on April 13, 2020 and reinstated on September 17, 2020. The Employer may also make a discretionary profit sharing contribution to the Plan accounts of eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2020.  In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any discretionary profit sharing contributions. Also, a participant must be employed on the last day of the Plan year to be eligible for any discretionary true-up of matching contributions at the end of the Plan year. The discretionary true-up of matching contributions is calculated to allow participants to receive the full Employer match for the Plan year.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Active participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	33 1/3%
2 but less than 3	66 2/3%
3 or more	100%

Upon a participant’s attainment of age 65 while in service or termination of service due to death or disability or a termination of the Plan, 100% vesting occurs.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses. Pre-tax and Roth contributions are maintained separately for participants.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2020, and 2019, the forfeiture balance not allocated to pay administrative expenses were $23,298 and $23,056, respectively.  During the years ended December 31, 2020 and 2019 forfeited non-vested accounts of $113,000 and $170,000, respectively, were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. Interest is charged at a rate established by the Plan and is normally fixed at origination at the prime rate plus one percent (effective rate of 4.25% at December 31, 2020). Interest rates on outstanding loans as of December 31, 2020 and December 31, 2019 ranged from 4.25% to 6.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

On March 27, 2020, under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the Plan allowed participants who meet certain eligibility criteria to defer for up to one year loan repayments that would otherwise be due between the date of enactment of the CARES Act and December 31, 2020. Interest continued to accrue on deferred loan repayments and the loans were amortized once repayments resumed. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Withdrawals

The Plan permits a participant to withdraw participant pre-tax, Roth, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

The Plan adopted certain provisions of the CARES Act which allowed participants to take up to a $100,000 distribution from qualified plans between the date of enactment of the CARES Act and December 31, 2020. Also, as permitted by the CARES Act, the Plan allowed terminated participants who have attained age 70-1/2 to elect not to take any minimum required distribution that would

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

otherwise have been required to have been made from the Plan for 2020. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

Payment of Benefits

At death, disability, retirement or termination, participants (or their designated beneficiaries) are entitled to receive benefits equal to their vested account balances. In general, participants may elect to defer their distribution or elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct rollover to an Individual Retirement Account (“IRA”) or to an eligible retirement plan. However, if a participant’s vested account balance is $5,000 or less, the participant may not defer distribution and may elect to receive a partial distribution, a lump sum distribution, or a direct rollover to an IRA or an eligible retirement Plan.  If no such election is made and the participant’s vested account balance is greater than $1,000, but not more than $5,000, the participant’s vested account balance will be directly rolled over into an IRA established by the Plan Administrator for the participant’s benefit.  If the participant’s vested account balance is $1,000 or less and no election is made, the benefit will be paid in a lump sum distribution.

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan.  Fees for annual independent audit, counsel, and other specialists are generally paid by the Company.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities.  Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections.  Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s Class A Common Stock under the Plan.  Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who directs such decisions.

As of December 31, 2020 and December 31, 2019, approximately 2% of the Plan’s net assets available for benefits were invested in the Class A Common Stock of the Company (quoted market prices of $84.39 and $78.47 per share, respectively).  As of May 14, 2021, the market price of the Company’s Class A Common Stock was $95.62 per share.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Investment Valuation and Income Recognition

The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in Common Collective trusts, which are determined by the net asset value based on the fair value of the underlying assets held in the fund.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution. As of December 31, 2020, and December 31, 2019, there were no unpaid distributions allocated to the accounts of participants who have elected to withdraw from the Plan.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2020 excess contributions to the applicable participants before March 15, 2021.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued Accounting Standard Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modifies the disclosure for investments in certain entities that calculate the Net Asset Value (“NAV”) to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. This standard was adopted for the year-ended December 31, 2020 for the Plan’s financial statements and the ASU did not have a significant impact on the Plan’s financial statements.

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the NAV of shares held by the Plan at year-end and are classified as Level 1 investments.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The Common Collective Trust investments include the Stable Value Fund and the Equity Income Trust. Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the Plan Trustee, has a readily determinable fair value and has accordingly been classified as a Level 1 investment.

Certain events could limit the ability of the Plan to transact at contract value with a Common Collective Trust. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price reported on the New York Stock Exchange on which the individual security is traded and is classified as a Level 1 investment.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

Investments at Fair Value as of December 31, 2020
	Level 1	Total

Mutual Funds	$504,242,217	$504,242,217
Common collective trusts	65,845,741	65,845,741
MSC Industrial Direct Co., Inc. Class A Common Stock	14,389,160	14,389,160

Total Investments at Fair Value	$584,477,118	$584,477,118

Investments at Fair Value as of December 31, 2019
	Level 1	Total

Mutual Funds	$426,170,429	$426,170,429
Common collective trusts	57,604,176	57,604,176
MSC Industrial Direct Co., Inc. Class A Common Stock	11,925,739	11,925,739

Total Investments at Fair Value	$495,700,344	$495,700,344

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

4.      INCOME TAX STATUS

The Plan is maintained through the adoption of a pre-approved plan that has received an opinion letter from the IRS dated August 2, 2017, stating that the form of the plan is qualified under Section 401(a) of the Code and therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS opinion letter with respect to qualified status of the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

5.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represent $320,850,108, or 54% of total net assets available for Plan benefits at fair value at December 31, 2020, and $262,282,357, or 52% of total net assets available for Plan benefits at fair value at December 31, 2019.

Plan investments in shares of Class A Common Stock issued by the Company were $14,389,160, or 2% of total net assets available for Plan benefits at fair value at December 31, 2020, and $11,925,739, or 2% of total net assets available for Plan benefits at fair value at December 31, 2019.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.

If the revenue received by T. Rowe Price from such mutual fund or collective trust service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan’s participants on a quarterly basis. During 2020, the excess amounts were not material.

6.      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2020	2019

Net assets available for benefits per the financial statements	$595,318,364	$507,644,687

Less: Deemed distributions - defaulted loans at end of year	(25,852)	(26,852)

Net assets available for benefits per the Form 5500	$595,292,512	$507,617,835

The following is a reconciliation of contributions received from participants per the financial statements to the Form 5500:

December 31,
2020

Contributions received from participants per the financial statements	$25,206,475

Add: Excess contributions payable at end of year	333,970

Contributions received from participants per the Form 5500	$25,540,445

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,
2020

Benefits paid to participants per the financial statements	$49,880,652

Less: Deemed distributions - defaulted loans at beginning of year	(26,852)

Add: Deemed distributions - defaulted loans at end of year	25,852

Benefits paid to participants per the Form 5500	$49,879,652

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements to Form 5500:

December 31,
2020

Net increase in net assets available for the benefits per the financial statements	$87,673,677

Add: Deemed distributions - defaulted loans at beginning of year	26,852

Less: Deemed distributions - defaulted loans at end of year	(25,852)

Net increase in net assets available for benefits per the Form 5500	$87,674,677

8.      SUBSEQUENT EVENTS

The Company and T.  Rowe Price Retirement Plan Services, Inc. entered into an amendment to the Plan Recordkeeping agreement. Effective April 1, 2021, the recordkeeping fees will be paid quarterly by Plan participants. The fee credit for certain investment options will be credited to the participants invested in those funds. This amendment is not expected to result in  a material change in the Plan’s total administration and other fees.

Effective January 21, 2021, the T. Rowe Price International Stock Fund was replaced with the Vanguard International Growth Fund. Existing balances and future contributions were redirected to the Vanguard International Growth Fund.

MSC INDUSTRIAL DIRECT 401(k) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2020

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock (170,508 shares)	**	$14,389,160
Baird	Baird Core Plus Bond Interest (1,637,827 shares)	**	19,883,222
Cohen & Steers	Cohen & Steers Realty Shares (103,848 units)	**	4,497,667
T. Rowe Price *	T. Rowe Price Global Stock Fund (495,537 units)	**	32,606,333
T. Rowe Price *	T. Rowe Price Growth Stock Fund (775,839 units)	**	75,209,870
T. Rowe Price *	T. Rowe Price International Stock Fund (578,759 units)	**	12,177,098
T. Rowe Price *	T. Rowe Price New Horizons Fund (371,299 units)	**	30,550,478
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund (260,907 units)	**	47,091,152
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund (50,564,327 units)	**	50,564,327
T. Rowe Price *	T. Rowe Price Equity Income Trust Fund (581,263 units)	**	15,281,414
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund (498,029 units)	**	14,736,673
T. Rowe Price *	T. Rowe Price Value Fund (197,879 units)	**	8,099,177
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund (305,180 units)	**	34,509,722
T. Rowe Price *	U.S. Treasury Money Fund (23,864 units) ***	**	23,864
Vanguard	Vanguard Instl Target Retirement 2025 (1,330,215 units)	**	36,514,396
Vanguard	Vanguard Instl Target Retirement 2030 (1,192,584 units)	**	33,547,395
Vanguard	Vanguard Small Cap Index Institutional Fund (167,318 units)	**	15,597,425
Vanguard	Vanguard Instl Index Fund (100,070 units)	**	33,170,289
Vanguard	Vanguard Instl Target Retirement Income (70,548 units)	**	1,716,445
Vanguard	Vanguard Inflation Protected Securities (214,336 units)	**	6,069,984
Vanguard	Vanguard Instl Target Retirement 2015 (210,119 units)	**	5,160,527
Vanguard	Vanguard Instl Target Retirement 2020 (683,705 units)	**	17,947,244
Vanguard	Vanguard Instl Target Retirement 2035 (1,020,094 units)	**	29,307,291
Vanguard	Vanguard Instl Target Retirement 2040 (716,704 units)	**	21,035,257
Vanguard	Vanguard Instl Target Retirement 2045 (477,229 units)	**	14,264,386
Vanguard	Vanguard Instl Target Retirement 2050 (192,009 units)	**	5,754,504
Vanguard	Vanguard Instl Target Retirement 2055 (114,441 units)	**	3,438,967
Vanguard	Vanguard Instl Target Retirement 2060 (33,121 units)	**	998,269
Vanguard	Vanguard Instl Target Retirement 2065 (12,127 units)	**	334,582

Total investments			584,477,118
T. Rowe Price *	Cash	**	136
Participant Loans	2,392 Loans to participants with interest rates ranging from 4.25% - 6.5% with various maturity dates through 2030	**	11,055,399
Total Assets (Held at End of Year)			$595,532,653

* Indicates party-in-interest to the Plan.
** Cost information is not required for participant directed investments and participant loans and therefore, is not included.
*** The investment represents a holding fund pending allocation to participants and is not an investment option offered by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(k) PLAN

Date: June 29, 2021
/s/ Barbara Knoll
Barbara Knoll On behalf of MSC Industrial Direct 401(k) Administrative Committee

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm